UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Deutsche Strategic Income Trust
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

25160F109
(CUSIP Number)

ADAM W. FINERMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 4, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 25160F109

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 95,622
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 95,622
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,622
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 25160F109

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 79,968
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 79,968
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,968
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 25160F109

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 176,490
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 176,490
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,490
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 25160F109

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 176,490
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 176,490
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,490
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 25160F109

1	NAME OF REPORTING PERSON BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 54,965
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 54,965
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,965
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 25160F109

1	NAME OF REPORTING PERSON BENCHMARK PLUS MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 54,965
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 54,965
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,965
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 25160F109

1	NAME OF REPORTING PERSON ROBERT FERGUSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 54,965
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 54,965
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,965
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 25160F109

1	NAME OF REPORTING PERSON LYNN D. SCHULTZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 25160F109

1	NAME OF REPORTING PERSON NEIL R. CHELO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 25160F109

1	NAME OF REPORTING PERSON MATTHEW S. CROUSE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 25160F109

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	Western Investment Hedged Partners L.P., a Delaware limited partnership (“WIHP”);

(ii)	Western Investment Total Return Partners L.P., a Delaware limited partnership (“WITRP”);

(iii)	Western Investment LLC, a Delaware limited liability company (“WILLC”), which serves as the general partner of each of WIHP and WITRP;

(iv)	Arthur D. Lipson, who serves as the managing member of WILLC (together with WILLC, WIHP and WITRP, the “Western Entities”), and as nominee;

(v)	Benchmark Plus Institutional Partners, L.L.C., a Delaware limited liability company (“BPIP”);

(vi)	Benchmark Plus Management, L.L.C., a Delaware limited liability company (“BPM”), which serves as the managing member of BPIP;

(vii)	Robert Ferguson, who serves as a managing member of BPM (together with BPIP and BPM, the “Benchmark Entities”), and as nominee;

(viii)	Lynn D. Schultz;

(ix)	Neil R. Chelo, as nominee; and

(x)	Matthew S. Crouse, as nominee.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”.  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of WILLC, WIHP, WITRP and Messrs. Lipson and Crouse is P.O. Box 71279, Salt Lake City, Utah 84171.  The principal business address of each of BPIP, BPM and Messrs. Ferguson and Chelo is 820 A Street, Suite 700, Tacoma, Washington 98402.  The principal business address of Ms. Schultz is c/o Western Investment LLC, P.O. Box 71279, Salt Lake City, Utah 84171.

CUSIP NO. 25160F109

(c)           The principal business of WILLC is acting as the general partner of each of WIHP and WITRP.  The principal occupation of Mr. Lipson is acting as managing member of WILLC.  The principal business of each of WIHP and WITRP is acquiring, holding and disposing of investments in various companies.  The principal business of BPIP is acquiring, holding and disposing of investments in various companies.  The principal business of BPM is acting as the managing member of BPIP.  The principal occupation of Mr. Ferguson is acting as a managing member of BPM.  The principal business of Ms. Schultz is working as a psychotherapist.  The principal occupation of Mr. Chelo is serving as Director of Research at BPM.  The principal occupation of Mr. Crouse is serving as Portfolio Manager at WILLC.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Chelo, Crouse, Lipson and Ferguson and Ms. Schultz are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by WIHP, WITRP and WILLC were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 95,622 Shares owned directly by WIHP is approximately $992,018, including brokerage commissions.  The aggregate purchase price of the 79,968 Shares owned directly by WITRP is approximately $816,043, including brokerage commissions.  The aggregate purchase price of the 900 Shares owned directly by WILLC is approximately $9,107, including brokerage commissions.

The Shares purchased by BPIP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 54,965 Shares owned directly by BPIP is approximately $562,866, including brokerage commissions.

The 100 Shares owned by Ms. Schultz were a gift from WILLC.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following information:

On August 4, 2016, Ms. Schultz sent a letter to the Issuer requesting, pursuant to Section 1315 of the New York Business Corporations Law, a complete list of the Issuer’s shareholders and other corporate records for the purpose of communicating with the Issuer’s other shareholders in connection with the composition of the Issuer’s Board of Trustees (the “Board”), the election of trustees and the approval of certain business proposals at the Issuer’s 2016 annual meeting of shareholders (the “Annual Meeting”) and any other matters that may properly come before the meeting.  Ms. Schultz also delivered a similar letter to one of the Issuer’s sister funds, Deutsche Multi-Market Income Trust (KMM).

CUSIP NO. 25160F109

On August 2, 2016, the Reporting Persons filed with the SEC a preliminary proxy statement in connection with its forthcoming solicitation of proxies seeking the election of their four highly-qualified nominees to the Issuer’s Board and shareholder approval of their proposal to declassify the Board, each at the Annual Meeting.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 4,358,304 Shares outstanding, which is the total number of Shares outstanding as of May 31, 2016, as reported in the Issuer’s Semi-Annual Report to Stockholders on Form N-CSRS, filed with the Securities and Exchange Commission on August 4, 2016.

A.	WIHP

(a)	As of the close of business on August 4, 2016, WIHP beneficially owned 95,622 Shares.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: 95,622
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 95,622
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by WIHP since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	WITRP

(a)	As of the close of business on August 4, 2016, WITRP beneficially owned 79,968 Shares.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 79,968
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 79,968
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by WITRP since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 25160F109

C.	WILLC

(a)
As of the close of business on August 4, 2016, WILLC directly owned 900 Shares. WILLC, as the general partner of WIHP and WITRP, may be deemed the beneficial owner of the (i) 95,622 Shares owned by WIHP and (ii) 79,968 Shares owned by WITRP.

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 176,490
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 176,490
4. Shared power to dispose or direct the disposition: 0

(c)
WILLC has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.  The transactions in the Shares by WIHP and WITRP since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Mr. Lipson

(a)	Mr. Lipson, as the managing member of WILLC, may be deemed the beneficial owner of the (i) 900 Shares owned by WILLC, (ii) 95,622 Shares owned by WIHP and (iii) 79,968 Shares owned by WITRP.

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 176,490
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 176,490
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Lipson has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.  The transactions in the Shares by WIHP and WITRP since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	BPIP

(a)	As of the close of business on August 4, 2016, BPIP beneficially owned 54,965 Shares.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 54,965
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 54,965
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by BPIP since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 25160F109

F.	BPM

(a)	BPM, as the managing member of BPIP, may be deemed the beneficial owner of the 54,965 Shares owned by BPIP.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 54,965
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 54,965
4. Shared power to dispose or direct the disposition: 0

(c)
BPM has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.  The transactions in the Shares by BPIP since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.	Mr. Ferguson

(a)	Mr. Ferguson, as a managing member of BPM, may be deemed the beneficial owner of the 54,965 Shares owned by BPIP.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 54,965
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 54,965
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Ferguson has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.  The transactions in the Shares by BPIP since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

H.	Ms. Schultz

(a)	As of the close of business on August 4, 2016, Ms. Schultz beneficially owned 100 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 100
4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Schultz has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

CUSIP NO. 25160F109

I.	Mr. Chelo

(a)	As of the close of business on August 4 2016, Mr. Chelo, did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Chelo has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

J.	Mr. Crouse

(a)	As of the close of business on August 4, 2016, Mr. Crouse, did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Crouse has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following information:

On August 4, 2016, Ms. Schultz entered into a Joinder Agreement (the “Joinder Agreement”) to the Joint Filing and Solicitation Agreement, pursuant to which she agreed to be bound by the terms and conditions set forth therein, including, among other things, the joint filing on behalf of each of the participants of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer.  The Joinder Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 25160F109

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Joinder Agreement, dated August 4, 2016

99.2	Power of Attorney

CUSIP NO. 25160F109

Signature Page to KST Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2016	WESTERN INVESTMENT HEDGED PARTNERS L.P.

	By:	Western Investment LLC
General Partner

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT LLC

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON, Individually and as attorney-in-fact for Matthew S. Crouse and Lynn D. Schultz

CUSIP NO. 25160F109

Signature Page to KST Schedule 13D

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Manager

BENCHMARK PLUS MANAGEMENT, L.L.C.

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Manager

/s/ Robert Ferguson
ROBERT FERGUSON, Individually and as attorney-in-fact for Neil R. Chelo

CUSIP NO. 25160F109

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 4 to the Schedule 13D

Date of Purchase/Sale	Shares of Common Stock Purchased/(Sold)	Price Per Share($)
WESTERN INVESTMENT HEDGED PARTNERS L.P.
8/1/2016	(6,600)	11.8481
8/4/2016	(400)	11.9512

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
8/1/2016	(5,600)	11.8481
8/4/2016	(300)	11.9512

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
8/1/2016	(3,800)	11.8455
8/4/2016	(262)	11.9131